FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 25, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated November 25, 2003 - Pan American Silver Updates Manatial Espejo Drilling

NEWS RELEASE

November 25, 2003

PAN AMERICAN UPDATES MANANTIAL ESPEJO DRILLING

Vancouver, Canada – Pan American Silver Corp (NASDAQ: PAAS, TSX: PAA) is pleased to report initial results from a 4,500-meter infill and geotechnical program of diamond drilling underway at the Manantial Espejo silver-gold property in Santa Cruz province, Argentina.  The completion of the infill drilling will allow a mineable reserve to be estimated for the property. Pan American Silver and Silver Standard Resources Inc.(NASDAQ: SSRI) are 50/50 joint venture partners on the property.

To date, assays have been received on 17 infill drill holes completed on the Maria Vein and one on the Melissa Vein for a total of 2,209 metres, which includes hole T-334 on the Maria Vein that intersected 11.2 metres grading 10.23 grams/tonne gold and 135.7 grams/tonne silver and hole T-343 on the Melissa Vein that intersected 13.7 metres grading 9.61 grams/tonne gold and 542.5 grams/tonne silver.  In addition, mineralization was intersected in the hanging wall of the Maria Vein in an area that had not previously been recognized as mineralized, with hole T-326 intersecting 23.4 metres grading 0.09 grams/tonne gold and 382.8 grams/tonne silver.  The 18 infill drill holes completed and assayed to date bring total drilling on the property to 47,411 meters in 431 holes.

The joint venture partners have initiated a feasibility study for the property, with geotechnical work underway and environmental work to commence shortly ahead of permitting.  The feasibility study is anticipated to be completed in late 2004 or early 2005.

At December 31, 2002, the Manantial Espejo project contained measured and indicated resources totaling 4.39 million tonnes grading 263.8 grams/tonne silver and 4.5 grams/tonne gold. Inferred resources total an additional 1.59 million tonnes grading 258.5 grams/tonne silver and 3.7 grams/tonne gold.  C. Stewart Wallis, P.G., P.Geo., is the independent qualified person for the Manantial Espejo resource review.  An updated resource estimate that incorporates results of infill drilling at the Maria and Melissa veins will be prepared following completion of the infill drill program.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

SUMMARY OF SELECTED MANANTIAL ESPEJO DRILLING RESULTS
November 2003

Hole No.	Location (UTM)	Dip/ Azi-muth	From (metres)	To (metres)	Interval (metres)	Gold (g/tonne)	Gold (oz./ton)	Silver (g/tonne)	Silver (oz./ton)
T-325	4594405N 2461807E	31.5˚/ -60	114.1	121.3	7.2	0.33	0.01	143.9	4.2
T-326	4594321N 2461911E	31˚/ -60˚	93.3	116.7	23.4	0.09	0.003	382.8	11.17
			164.7	169.9	5.2	5.36	0.16	74.7	2.2
T-327	4594376N 2461941.5E	32˚/ -60˚	119.6	126.3	6.7	1.37	0.04	211.3	6.2
T-328	4594320N 2461968.5E	31˚/ -60˚	143.2	161.1	17.9	4.24	0.12	138.2	4.0
T-329	4594397.5N 2461981.5E	31˚/ -60˚	90.8	93.7	2.9	6.25	0.18	86.0	2.5
T-330	4594424.5N 2462054E	31˚/ -60˚	27.3	35.1	7.8	0.97	0.03	96.4	2.8
T-331	4594312.5N 2462106E	31˚/ -60˚	101.8	103.2	1.4	0.58	0.02	107.2	3.1
T-332	4594367N 2462134E	31.5˚/ -49.5˚	45.9	47.9	2	0.59	0.02	94.3	2.8
T-334	4594162.5N 2462187E	31˚/ -60˚	154.7	165.9	11.2	10.23	0.30	135.7	4.0
T-336	4594126N 2462256E	31.5˚/ -60˚	69.7	86.2	16.5	4.63	0.14	155.7	4.5
T-337	4594183N 2462348.5E	32˚/ -60˚	146.9	162.2	15.3	5.38	0.16	34.8	1.0
T-338	4594125.5N 2462404.5E	31˚/ -60˚	104.4	107.3	2.9	0.81	0.02	78.8	2.3
T-339	4594092N 2462440E	32˚/ -60˚	59.7	60.8	1.1	0.81	0.02	306.0	8.9
			125.5	128.7	3.2	4.2	0.12	76.4	2.2
T-341	4594105.5N 2462504E	31˚/ -60˚	93.3	94.9	1.6	0.71	0.02	479.5	14.0
T-343	4594205N 2463379E	180˚/ -60˚	112.4	126.1	13.7	9.61	0.28	542.5	15.8

*  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Manantial Espejo exploration program.  All assays are fire assays and were performed by ALS Chemex Labs, with industry standard QA/QC procedures.

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: November 25, 2003